APACHE CORPORATION
One Post Oak Central
2000 Post Oak Boulevard,
Suite 100
Houston, Texas 77056-4400
713-296-6000
August 31, 2010
Securities and Exchange
Commission Division of
Corporation Finance
100 F Street, N.E.,
Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Apache Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed August 4, 2010
File No. 333-166964

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-04300
Ladies and Gentlemen:
     Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporate Finance (the “Staff") of the Securities and Exchange Commission (the “Commission") by letter dated August 24, 2010, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4, File No. 333-166964 (the “Amendment No. 2”), filed with the Commission on August 4, 2010, and the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on February 26, 2010.
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have hand delivered five copies of this letter and our proposed amendment to the Company’s 2009 Form 10-K, as well as five copies of Amendment No. 3 marked to show all changes since the filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.
Form S-4
Remediation Plans and Procedures, page 41
1.	Explain the term “bareboat” in the second paragraph.

Response:	In response to Comment 1, additional disclosure has been provided on page 41 of the Registration Statement.

2.	Quantify the resources (equipment) available to the CGA/MSRC, Oil Spill Response Limited and NRC.

Response:	In response to Comment 2, additional disclosure has been provided on pages 41 and 42 of the Registration Statement.

3.	You indicate that you are a member of CGA which has chartered equipment to the MSRC. You also indicate the MSRC maintains the CGA’s equipment. Clarify your statement at the end of the third paragraph in which you identify the MSRC as an organization whose resources are available to you “in addition” to the CGA and Oil Spill Response Limited.

Response:	In response to Comment 3, MSRC maintains its own equipment and has resources in addition to that of CGA. Additional disclosure has been provided on page 42 of the Registration Statement.

Form 10-K for the Fiscal Year Ended December 31, 2009
Business and Properties, page 4
Preparation of Oil and Gas Reserve Information, page 20
4.	We note your response seven to our July 7, 2010 letter which presents a geographic break down of the year-end 2009 total proved and proved undeveloped reserves that your third party engineer audited. It appears that 69%, 81% and 41% of your year-end 2009 total proved reserves, proved developed reserves and proved undeveloped reserves, respectively, were audited. With a view to possible disclosure, please explain the difference between the 41% share of proved undeveloped reserves audited and the 81% share of proved developed reserves audited. Address your statement, “Apache selects the properties for review by Ryder Scott. These properties represented all material fields...”

Response:	In response to Comment 4, we propose clarifying language to the fourth paragraph under “Preparation of Oil and Gas Reserve Information” on page 20 and the fifth paragraph under “Oil and Gas Reserve Information” on page F-52 in future Form 10-K filings, updated as appropriate, similar to the following:
“The estimate of reserves disclosed in this annual report on Form 10-K is prepared by the Company’s internal staff, and the Company is responsible for the adequacy and accuracy of those estimates. However, the Company engages Ryder Scott Company, L.P. Petroleum Consultants (Ryder Scott) to review our processes and the reasonableness of our estimates of proved hydrocarbon liquid and gas reserves. Apache selects the properties for review by Ryder Scott based primarily on relative reserve value. We also consider other factors such as geographic location, new wells drilled during the year and reserves volume. During 2009 the properties selected for each country ranged from 72.3 to 99.8 percent of the total future net cash flows discounted at 10 percent. These properties also accounted for over 85 percent of the reserves value of our international proved reserves and of the new wells drilled in each country. In addition, all fields containing five percent or more of the Company’s total proved reserves volume were included in Ryder Scott’s review. The review covered 69 percent of total proved reserves; 82 percent of proved developed reserves and 40.4 percent of proved undeveloped reserves. Properties with proved undeveloped reserves generally have an associated capital expenditure required to develop those reserves included in their net present value calculation, reducing their value relative to proved developed reserves. For this reason those properties are less likely to be selected for the audit, resulting in a higher percentage of proved developed reserves selected for review.
During 2009, 2008, and 2007, Ryder Scott’s review covered 79, 82 and 77 percent of the Company’s worldwide estimated proved reserves value and 69, 73, and 72 percent of the Company’s total proved reserves, respectively. Ryder Scott’s review of 2009 covered 65.5 percent of U.S., 48.2 percent of Canada, 62.9 percent of Argentina, 95.7 percent of Australia, 86.1 percent of Egypt and 80.3 percent of the United Kingdom’s total proved reserves. Ryder Scott’s review of 2008 covered 69.7 percent of U.S., 51.3 percent of Canada, 58.2 percent of Argentina, 99.7 percent of Australia, 87.4 percent of Egypt and 89.1 percent of the United Kingdom’s total proved reserves. Ryder Scott’s review of 2007 covered 70.1 percent of U.S., 45.2 percent of Canada, 75.1 percent of Argentina, 96.0 percent of Australia, 89.4 percent of Egypt and 92.5 percent of the United Kingdom’s total proved reserves. We have filed Ryder Scott’s independent report as an exhibit to this Form 10-K.”
Exhibit 99.1
Audit Data, Methodology, Procedure and Assumptions, page 4
5.	Your response 11 proposed disclosure that provided the figures by geographic area for the average adjusted prices used in the estimation of your year-end 2009 proved reserves. However, it appears the 12 month average benchmark price figures we requested were omitted. Please amend your document to provide the requested information.

Response:	In response to Comment 5, we intend to amend our Form 10-K to update Exhibit 99.1 and to add additional disclosure to Exhibit 99.1. We will provide the Staff supplementally with a draft of the Company’s Form 10-K/A, including Exhibit 99.1 thereto.

6.	Amend your Form 10-K to file a report by Ryder Scott responding to the prior comments on that report.

Response:	In response to Comment 6, we intend to amend our Form 10-K to update Exhibit 99.1. We will provide the Staff supplementally with a draft of the Company’s Form 10-K/A, including Exhibit 99.1 thereto.

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Andrews Kurth LLP, John Clutterbuck at (713) 220-4730 or Jon Daly at (713) 220-3843.

Very truly yours, APACHE CORPORATION
By:	/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Vice President and Controller

cc:	John Clutterbuck (By Email)
Jon Daly (By Email)
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
JohnClutterbuck@andrewskurth.com
JonDaly@andrewskurth.com

Teresa G. Bushman (By Email)
Mariner Energy, Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
TBushman@mariner-energy.com

Kelly B. Rose (By Email)
M. Breen Haire (By Email)
Baker Botts L.L.P.
One Shall Plaza
910 Louisiana Street
Houston, Texas 77002-4995
kelly.rose@bakerbotts.com
breen.haire@bakerbotts.com